STATEMENT OF INVESTMENTS

Dreyfus Municipal Money Market Fund, Inc.

February 29, 2008 (Unaudited)

Short-Term Investments--100.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--.9%				
Alabama Housing Finance Authority, SFMR (LOC; Bayerische Landesbank)	3.38	3/7/08	10,000,000 a	10,000,000
Arkansas--.5%				
Pulaski County Public Facilities Board, MFHR (Chapelridge Project) (LOC; Regions Bank)	3.24	3/7/08	5,650,000 a	5,650,000
California--1.7%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.34	3/7/08	17,533,257 a,b	17,533,257
Colorado--3.2%				
Colorado Educational and Cultural Facilities Authority, Revenue (EOP Charlotte JW, LLC Project) (LOC; KBC Bank)	3.17	3/7/08	10,000,000 a	10,000,000
Colorado Educational and Cultural Facilities Authority, Student Housing Revenue (Fuller Theological Seminary Project) (LOC; Key Bank)	3.22	3/7/08	9,800,000 a	9,800,000
Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Natixis Commercial Paper Corporation)	3.30	3/7/08	2,580,000 a,b	2,580,000
Mountain Village Housing Authority, Housing Facilities Revenue (Village Court Apartments Project) (LOC; U.S. Bank NA)	3.21	3/7/08	6,600,000 a	6,600,000
Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Revenue	3.40	3/7/08	5,000,000 a	5,000,000
Delaware--.6%				
Delaware Economic Development Authority, MFHR (School House Project) (LOC; HSBC Bank USA)	3.15	3/7/08	6,700,000 a	6,700,000
District of Columbia--2.9%				
Anacostia Waterfront Corporation,				

PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	3.35	3/7/08	15,000,000 a,b	15,000,000
District of Columbia, Enterprise Zone Revenue (Trigen-Pepco Energy Services, LLC Issue) (LOC; M&T Bank)	3.26	3/7/08	9,780,000 a	9,780,000
Metropolitan Washington DC Airport Authority, CP (LOC; Bank of America)	2.97	5/19/08	6,000,000	6,000,000

Florida--28.3%

Alachua Housing Finance Authority, MFHR (Edenwood Park Project) (Liquidity Facility; Merrill Lynch)	5.36	3/7/08	3,325,000 a,b	3,325,000
Broward County, IDR (GB Instruments Inc. Project) (LOC; Bank of America)	3.31	3/7/08	1,820,000 a	1,820,000
Broward County Educational Facilities Authority, Educational Facilities Revenue (Nova Southeastern University Project) (LOC; Bank of America)	3.70	3/1/08	2,800,000 a	2,800,000
Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (Liquidity Facility; American International Group Funding Inc.)	3.36	3/7/08	28,230,000 a	28,230,000
Broward County Housing Finance Authority, MFHR (Golf View Gardens Apartments Project) (LOC; Regions Bank)	3.28	3/7/08	8,500,000 a	8,500,000
Broward County Housing Finance Authority, SFMR	4.85	10/1/08	10,000,000	10,056,727
Broward County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.40	3/7/08	735,000 a,b	735,000
Capital Trust Agency, Multifamily Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	5.36	3/7/08	25,840,000 a,b	25,840,000
Citizens Property Insurance Corporation, High-Risk Account Senior Secured Revenue, Refunding (Insured; MBIA)	5.00	3/1/08	1,000,000	1,002,807
Collier County Industrial Development Authority, IDR (March Project) (LOC; Wachovia Bank)	3.50	3/7/08	2,630,000 a	2,630,000

Dade County Industrial Development Authority, IDR (U.S. Holdings Inc. Project) (LOC; SunTrust Bank)	3.45	3/7/08	525,000 a	525,000
Escambia County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.40	3/7/08	1,525,000 a,b	1,525,000
Florida, State Board of Education, Lottery Revenue (Insured; AMBAC)	5.50	7/1/08	640,000	643,581
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	4.00	6/1/08	5,000,000	5,002,779
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	5.00	6/1/08	150,000	150,440
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	5.00	6/1/08	100,000	100,294
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	5.00	6/1/08	150,000	150,460
Florida Department of Environmental Protection, Florida Forever Revenue, Refunding (Insured; MBIA)	5.00	7/1/08	250,000	250,929
Florida Department of Environmental Protection, Preservation 2000 Revenue, Refunding (Insured; FSA)	5.25	7/1/08	100,000	100,437
Florida Development Finance Corporation, IDR (Air Technology) (LOC; Wachovia Bank)	3.50	3/7/08	2,000,000 a	2,000,000
Florida Development Finance Corporation, IDR (Atlantic Truss Group, LLC Project) (LOC; Wachovia Bank)	3.50	3/7/08	2,875,000 a	2,875,000
Florida Development Finance Corporation, IDR (Byrd Technologies Inc. Project) (LOC; Wachovia Bank)	3.50	3/7/08	1,230,000 a	1,230,000
Florida Development Finance Corporation, IDR (Energy Planning Associates Corporation Project) (LOC; Wachovia Bank)	3.50	3/7/08	1,290,000 a	1,290,000
Florida Development Finance Corporation, IDR (Florida Food Products, Inc. Project) (LOC; Wachovia Bank)	3.50	3/7/08	2,100,000 a	2,100,000
Florida Development Finance				

Corporation, IDR (Increte LLC Project) (LOC; Wachovia Bank)	3.50	3/7/08	1,730,000 a	1,730,000
Florida Development Finance Corporation, IDR (Jamivon Properties Inc. Project) (LOC; Wachovia Bank)	3.50	3/7/08	1,550,000 a	1,550,000
Florida Development Finance Corporation, IDR (R.L. Smith Investments LLC Project) (LOC; SunTrust Bank)	3.45	3/7/08	860,000 a	860,000
Florida Development Finance Corporation, IDR (Suncoast Bakeries, Inc. Project) (LOC; SunTrust Bank)	3.40	3/7/08	600,000 a	600,000
Florida Development Finance Corporation, IDR (Twin Vee PowerCats, Inc. Project) (LOC; SunTrust Bank)	3.45	3/7/08	1,720,000 a	1,720,000
Florida Finance Housing Corporation, MFHR (Falls of Venice Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.26	3/7/08	4,050,000 a	4,050,000
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/08	19,265,000	19,341,038
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	3.55	3/7/08	10,130,000 a	10,130,000
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	3.00	3/7/08	13,000,000 a	13,000,000
Hillsborough County, Solid Waste and RRR (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	4.00	3/7/08	9,745,000 a,b	9,745,000
Hillsborough County Aviation Authority, Revenue (Merlots Program) (Tampa International Airport) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.45	3/7/08	1,965,000 a,b	1,965,000
Hillsborough County Aviation Authority, Revenue (Tampa International Airport) (Insured; MBIA)	5.00	10/1/08	600,000	604,257
Hillsborough County Industrial Development Authority, IDR (Allied Aerofoam Project) (LOC; Wachovia Bank)	3.45	3/7/08	2,450,000 a	2,450,000
Hillsborough County Industrial Development Authority, IDR				

(Seaboard Tampa Terminals Venture Project) (LOC; Wachovia Bank)	3.15	3/7/08	4,000,000 a	4,000,000
Hillsborough County Port District, Revenue (Tampa Port Authority Project) (Insured; MBIA)	4.00	6/1/08	1,000,000	1,000,359
Jacksonville Economic Development Commission, IDR (Load King Manufacturing Company Inc. Project) (LOC; SouthTrust Bank)	3.45	3/7/08	1,600,000 a	1,600,000
Jacksonville Electric Authority, Revenue, CP (Liquidity Facility; JPMorgan Chase Bank)	.95	5/5/08	11,760,000	11,760,000
Jacksonville Port Authority, CP (LOC; JPMorgan Chase Bank)	2.80	3/12/08	10,000,000	10,000,000
Lee County Housing Finance Authority, MFHR (Heron Pond Apartments) (LOC; Regions Bank)	3.28	3/7/08	5,770,000 a	5,770,000
Lee County Housing Finance Authority, SFHR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.40	3/7/08	1,430,000 a,b	1,430,000
Manatee County, IDR (Avon Cabinet Corporation Project) (LOC; Bank of America)	3.15	3/7/08	1,950,000 a	1,950,000
Marion County Industrial Development Authority, IDR (Universal Forest Products) (LOC; Wachovia Bank)	3.50	3/7/08	2,500,000 a	2,500,000
Miami-Dade County, Aviation Revenue (Miami International Airport) (Insured; Assured Guaranty Corporation and Liquidity Facility; Citigroup)	3.30	3/7/08	19,415,000 a,b	19,415,000
Miami-Dade County, Aviation Revenue, Refunding (Miami International Airport) (Insured; FGIC)	5.25	10/1/08	100,000	100,708
Miami-Dade County, Capital Asset Acquisition Special Obligation Revenue (Insured; AMBAC)	5.00	4/1/08	1,000,000	1,001,068
Miami-Dade County Industrial Development Authority, IDR (Futurama Project) (LOC; SunTrust Bank)	3.31	3/7/08	1,910,000 a	1,910,000
Miami-Dade County Industrial Development Authority, IDR (Ram Investments Project) (LOC; Wachovia Bank)	3.45	3/7/08	2,760,000 a	2,760,000
Miami-Dade County Industrial Development Authority, IDR				

(von Drehle Holdings, LLC Project) (LOC; Branch Banking and Trust Company)	3.28	3/7/08	1,730,000 a	1,730,000
Miami-Dade County Industrial Development Authority, Revenue (Altira, Inc. Project) (LOC; SunTrust Bank)	3.40	3/7/08	1,950,000 a	1,950,000
Orange County Housing Finance Authority, MFHR (Windsor Pines Project) (LOC; Bank of America)	3.10	3/7/08	1,300,000 a	1,300,000
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	3.45	3/7/08	205,000 a	205,000
Palm Beach County, IDR, Refunding (Eastern Metal Supply Inc. Project) (LOC; Wachovia Bank)	3.50	3/7/08	2,480,000 a	2,480,000
Palm Beach County School Board, COP (Master Lease Purchase Agreement) (Insured; MBIA)	4.70	8/1/08	300,000	301,031
Pinellas County Industrial Development Authority, IDR (Falcon Enterprises Inc. Project) (LOC; SunTrust Bank)	3.45	3/7/08	1,740,000 a	1,740,000
Pinellas County Industrial Development Authority, IDR (Restorative Care of America Project) (LOC; SunTrust Bank)	3.45	3/7/08	1,500,000 a	1,500,000
Pinellas County Industry Council, IDR (Molex ETC Inc. Project) (LOC; Wachovia Bank)	3.50	3/7/08	2,350,000 a	2,350,000
Pinellas County Industry Council, Revenue (Lutheran Church of the Cross Day School Project) (LOC; Wachovia Bank)	3.45	3/7/08	5,000 a	5,000
Polk County Industrial Development Authority, IDR (Elite Building Products, Inc. Project) (LOC; Wachovia Bank)	3.50	3/7/08	1,890,000 a	1,890,000
Polk County Industrial Development Authority, IDR (Florida Treatt Inc. Project) (LOC; Bank of America)	3.15	3/7/08	3,600,000 a	3,600,000
Polk County Industrial Development Authority, IDR (GSG Investments Project) (LOC; Wachovia Bank)	3.45	3/7/08	2,330,000 a	2,330,000
Reedy Creek Improvement District, Ad Valorem Tax Bonds, Refunding (Insured; MBIA)	4.20	6/1/08	125,000	125,106
Riveria Beach, IDR (K. Rain Manufacturing				

Project) (LOC; SunTrust Bank)	3.40	3/7/08	1,885,000 a	1,885,000
Saint John's County Industrial				
Development Authority, IDR				
(Bronz-Glow Technologies				
Project) (LOC; Wachovia Bank)	3.50	3/7/08	1,130,000 a	1,130,000
Sumter County Industrial				
Development Authority, IDR				
(Robbins Manufacturing Company				
Project) (LOC; Wachovia Bank)	2.37	3/7/08	15,000 a	15,000
Sunshine State Governmental				
Financing Commission, Revenue,				
CP (Liquidity Facility; DEPFA				
Bank PLC)	2.70	4/4/08	3,000,000	3,000,000
Sunshine State Governmental				
Financing Commission, Revenue,				
CP (Liquidity Facility; DEPFA				
Bank PLC)	2.58	6/11/08	13,000,000	13,000,000
Sunshine State Governmental				
Financing Commission, Revenue,				
CP (Liquidity Facility; DEPFA				
Bank PLC)	2.65	6/11/08	10,000,000	10,000,000
Sunshine State Governmental				
Financing Commission, Revenue,				
CP (Liquidity Facility; DEPFA				
Bank PLC)	2.65	6/12/08	10,000,000	10,000,000
Tamarac,				
IDR (Arch Aluminum and Glass				
Company) (LOC; Comerica Bank)	3.50	3/7/08	1,000,000 a	1,000,000
Volusia County School District,				
GO Notes, TAN	4.00	9/17/08	4,000,000	4,011,825
Georgia--3.1%				
Atlanta,				
Airport General Revenue,				
Refunding (Hartsfield				
International Airport)				
(Insured; MBIA and Liquidity				
Facility; Bayerische				
Landesbank)	7.50	3/7/08	10,000,000 a	10,000,000
Burke County Development				
Authority, PCR, CP (Oglethorpe				
Power Corporation) (Liquidity				
Facility; Rabobank Nederland)	3.50	3/5/08	1,800,000	1,800,000
Conyers Housing Authority,				
MFHR (Towne Pointe Apartments				
Project) (LOC; Amsouth Bank)	3.20	3/7/08	4,000,000 a	4,000,000
Gwinnett County Development				
Authority, IDR (Suzanna's				
Kitchen Inc. Project) (LOC;				
Wachovia Bank)	3.45	3/7/08	5,800,000 a	5,800,000
Monroe County Development				
Authority, PCR, CP (Oglethorpe				
Power Project) (Liquidity				
Facility; Rabobank Nederland)	3.40	3/5/08	4,020,000	4,020,000

Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	2.65	5/8/08	2,000,000	2,000,000
RBC Municipal Products Inc. Trust (Dekalb County Housing Authority, MFHR (North Hills Apartments Project)) (Liquidity Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)	3.31	3/7/08	5,700,000 [a,b]	5,700,000
Illinois--6.7%				
Chicago, Collateralized SFMR	3.58	10/7/08	3,000,000	3,000,000
Chicago, GO, Refunding (Insured; MBIA and Liquidity Facility; Banco Bilbao Vizcaya)	5.50	3/7/08	33,000,000 [a]	33,000,000
Chicago, Second Lien Water Revenue, Refunding (Insured; MBIA and Liquidity Facility; Dexia Credit Locale)	9.00	3/7/08	20,000,000 [a]	20,000,000
Illinois Educational Facilities Authority, Revenue, CP (Field Museum of Natural History) (LOC; Bank of America)	3.45	4/8/08	5,000,000	5,000,000
Illinois Housing Development Authority, Homeowner Mortgage Revenue	3.48	10/1/08	3,080,000	3,080,000
Southwestern Illinois Development Authority, Solid Waste Disposal Facilities Revenue (Center Ethanol Company, LLC Project) (LOC; Wells Fargo Bank)	3.30	3/7/08	7,370,000 [a]	7,370,000
Indiana--2.5%				
ABN AMRO Munitops Certificates Trust (Indianapolis Local Public Improvement Bond Bank - Indianapolis Airport Authority Project) (Insured; AMBAC and Liquidity Facility; Bank of America)	4.00	3/7/08	10,000,000 [a,b]	10,000,000
Carmel, Waterworks Revenue, BAN	3.75	9/21/08	10,000,000	10,000,060
Indianapolis Local Public Improvement Bond Bank, Notes	2.95	1/8/09	7,000,000	7,000,000
Kansas--.9%				
Junction City, GO Temporary Notes	5.00	6/1/08	3,955,000	3,964,621
Kansas Development Finance				

Authority, MFHR, Refunding (Chesapeake Apartments Project) (LOC; FHLB)	3.20	3/7/08	5,500,000 a	5,500,000
Kentucky--5.0%				
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.15	3/7/08	47,700,000 a	47,700,000
Kentucky Rural Water Finance Corporation, Public Projects Construction Notes	3.65	4/1/08	5,000,000	5,000,000
Louisiana--1.5%				
Ascension Parish, Revenue, CP (BASF AG Corporation Project)	2.78	5/8/08	5,000,000	5,000,000
Quachita Parish Industrial Development Board, IDR (Garrett Manufacturing, LLC Project) (LOC; Regions Bank)	3.26	3/7/08	3,480,000 a	3,480,000
Shreveport, Airport System Revenue, Refunding (Insured; CIFG and Liquidity Facility; JPMorgan Chase Bank)	5.00	3/7/08	7,180,000 a	7,180,000
Maryland--.6%				
Baltimore County, Revenue, Refunding (Shade Tree Trace Apartments Facility) (LOC; M&T Bank)	2.42	3/7/08	5,305,000 a	5,305,000
Maryland Economic Development Corporation, Revenue (Todd/Allan Printing Facility) (LOC; M&T Bank)	3.41	3/7/08	650,000 a	650,000
Massachusetts--.4%				
Wachusett Regional School District, GO Notes, BAN	3.50	6/30/08	3,740,000	3,746,678
Michigan--1.8%				
Detroit, RAN (LOC; Bank of Nova Scotia)	4.50	3/1/08	12,100,000	12,100,505
Detroit Downtown Development Authority, LR, Refunding (Millender Center Project) (LOC; HSBC Bank USA)	3.20	3/7/08	7,000,000 a	7,000,000
Missouri--1.0%				
Missouri Development Finance Board, LR, CP (LOC; U.S. Bank NA)	1.50	3/25/08	10,933,000	10,933,000

New Hampshire--.4%

New Hampshire Health and Education Facilities Authority, Revenue (Riverbend Issue) (LOC; TD Banknorth N.A.)	3.21	3/7/08	4,075,000 a	4,075,000

New York--.8%

Monroe County, GO Notes, RAN	4.00	4/15/08	8,000,000	8,003,880

North Carolina--2.6%

Durham County, Multifamily Revenue (Falls Pointe Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	5.36	3/7/08	15,730,000 a,b	15,730,000
North Carolina Education Assistance Authority, Student Loan Revenue (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	7.50	3/7/08	11,855,000 a	11,855,000

Ohio--1.6%

Columbus, Sewerage System Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.41	3/7/08	1,400,000 a,b	1,400,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	5.26	3/7/08	9,900,000 a,b	9,900,000
Lorain County, IDR (Cutting Dynamics, Inc. Project) (LOC; National City Bank)	3.22	3/7/08	2,170,000 a	2,170,000
Marysville, Tax Increment Financing Revenue Notes (Coleman's Crossing Road) (LOC; Fifth Third Bank)	4.25	9/11/08	3,505,000	3,513,942

Oklahoma--4.3%

Oklahoma Student Loan Authority, Student Loan Revenue (Insured; MBIA)	5.25	3/7/08	40,000,000 a	40,000,000
Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	3.45	5/15/08	6,000,000	6,000,000

Pennsylvania--7.7%

Dauphin County General Authority,
Revenue (Education and Health

Loan Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	8.00	3/7/08	3,835,000 a	3,835,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	8.00	3/7/08	26,000,000 a	26,000,000
Horizon Hospital System Authority, Senior Health and Housing Facilities Revenue (Saint Paul Homes Project) (LOC; M&T Bank)	3.21	3/7/08	1,800,000 a	1,800,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	3.21	3/7/08	7,165,000 a	7,165,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	3.21	3/7/08	6,040,000 a	6,040,000
Montgomery County Industrial Development Authority, CP (Exelon Project) (LOC; Wachovia Bank)	1.00	5/1/08	4,000,000	4,000,000
Pennsylvania Economic Development Financing Authority, Exempt Facilities Reenue (PPL Energy Supply, LLC Project) (LOC; Wachovia Bank)	3.80	3/1/08	11,510,000 a	11,510,000
Puttable Floating Option Tax Exempt Receipts (Allegheny County Airport Authority, Airport Revenue (Pittsburgh International Airport)) (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	3.19	3/7/08	15,000,000 a,b	15,000,000
Susquehanna County Industrial Development Authority, IDR (Stabler Companies, Inc. Project) (LOC; Wachovia Bank)	3.50	3/7/08	2,870,000 a	2,870,000
Susquehanna County Industrial Development Authority, Revenue (Pennfield Corporation Project) (LOC; Fulton Bank)	3.35	3/7/08	3,935,000 a	3,935,000

South Dakota--.9%

South Dakota Housing Development Authority, Homeownership Mortgage Revenue	4.25	8/15/08	10,000,000	10,019,915

Tennessee--5.4%

Blount County Public Building

Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility: KBC Bank and Landesbank Baden- Wurttemberg)	6.00	3/1/08	6,700,000 a	6,700,000
Municipal Energy Acquisition Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	3.68	3/7/08	24,430,000 a,b	24,430,000
Sevier County Public Building Authority, Public Projects Construction Notes (Taud Loan Program)	3.80	4/1/08	4,725,000	4,725,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.41	3/7/08	9,000,000 a,b	9,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	3.41	3/7/08	9,000,000 a,b	9,000,000
Tennessee Energy Acquisition Corporation, Gas Revenue (Insured; AMBAC)	4.50	9/1/08	3,000,000	3,014,909
Texas--11.7%				
Dallas-Fort Worth International Airport Facilities Improvement Corporation, Airport Revenue (Merlots Program) (Insured; FSA and Liquidity Facility; Wachovia Bank)	3.50	3/7/08	3,505,000 a,b	3,505,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.35	3/27/08	7,000,000	7,000,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	2.97	4/2/08	5,000,000	5,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	1.25	3/5/08	5,000,000	5,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	2.70	5/8/08	10,000,000	10,000,000
North Texas Tollway Authority, BAN	4.13	11/19/08	28,105,000	28,118,789
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding (Motiva Enterprises Project)	3.50	3/7/08	5,000,000 a	5,000,000
Puttable Floating Option Tax Exempt Receipts (Texas Transportation Commission, GO Mobility Funds Bonds)				

(Liquidity Facility; Merrill Lynch Capital Services)	3.31	3/7/08	4,995,000 a,b	4,995,000
Revenue Bond Certificate Series Trust, Revenue (Dewitt) (GIC; American International Group Funding Inc.)	3.56	3/7/08	8,265,000 a,b	8,265,000
Revenue Bond Certificate Series Trust, Revenue (Greens Project) (GIC; American International Group Funding Inc.)	3.56	3/7/08	5,764,000 a,b	5,764,000
Revenue Bond Certificate Series Trust, Revenue (Heather Lane Apartments) (GIC; American International Group Funding Inc.)	3.56	3/7/08	10,600,000 a,b	10,600,000
Revenue Bond Certificate Series Trust, Revenue (Landings) (GIC; American International Group Funding Inc.)	3.56	3/7/08	8,385,000 a,b	8,385,000
Revenue Bond Certificate Series Trust, Revenue (Ranch View) (GIC; American International Group Funding Inc.)	3.56	3/7/08	5,720,000 a,b	5,720,000
Revenue Bond Certificate Series Trust, Revenue (Silverton Village Town Homes) (GIC; American International Group Funding Inc.)	3.56	3/7/08	5,945,000 a,b	5,945,000
Revenue Bond Certificate Series Trust, Revenue (Wildwood Branch) (GIC; American International Group Funding Inc.)	3.56	3/7/08	3,685,000 a,b	3,685,000
Texas Water Development Board, State Revolving Fund Subordinate Lien Revenue (Liquidity Facility; Morgan Stanley Bank)	3.16	3/7/08	7,000,000 a,b	7,000,000

Utah--.3%

Weber County School District Board of Education, GO Notes (Utah School Bond Guaranty Program)	3.00	6/15/08	2,770,000	2,780,378

Washington--.4%

Pierce County Economic Development Corporation, Industrial Revenue (SeaTac Packaging Project) (LOC; HSBC Bank USA)	3.20	3/7/08	4,380,000 a	4,380,000

Wisconsin--2.0%

Oconomowoc Area School District, Tax and Revenue Anticipation

Promissory Notes	4.00	8/22/08	6,500,000	6,579,815
Spooner Area School District,				
BAN	4.00	4/1/08	5,000,000	5,003,783
Sun Prairie Area School District,				
GO Notes, BAN	2.00	2/20/09	9,250,000	9,278,287
Wyoming--.6%				
Campbell County,				
IDR (Two Elk Partners Project)	3.65	11/28/08	6,000,000	6,000,000
Total Investments (cost $1,065,044,665)			**100.3%**	**1,065,044,665**
Liabilities, Less Cash and Receivables			**(.3%)**	**(3,311,904)**
Net Assets			**100.0%**	**1,061,732,761**

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $263,117,257 or 24.8% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation

MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance